Computation of Earnings Per Common Share

	FOR THE THREE MONTHS ENDED MARCH 31,	
(THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)	**2005**	2004
Basic earnings per common share		
Income from continuing operations	**$ 9,575**	$ 13,438
Deduct: non-participating stock dividends (4.5% preferred stock)	**12**	12
Deduct: participating preferred stock dividends	**483**	839
Deduct: amount allocated to participating preferred stock	**-**	95
Income available to common stockholders from continuing operations	**9,080**	12,492
Basic earnings per common share from continuing operations	**0.18**	0.27
(Loss) income from discontinued operations	**(134)**	158
Basic earnings (loss) per common share from discontinued operations	**-**	-
Deduct: amount allocated to participating preferred stock	**-**	7
Total basic net income applicable to common stock	**$ 8,946**	$ 12,643
Basic earnings per common share	**$ 0.18**	$ 0.27
Weighted average common shares outstanding	**49,292,849**	46,916,535
Diluted earnings per common share		
Income from continuing operations	**$ 9,575**	$ 13,438
Deduct: non-participating stock dividends (4.5% preferred stock)	**12**	12
Deduct: participating preferred stock dividends	**483**	839
Deduct: amount allocated to participating preferred stock	**-**	95
Income available to common stockholders from continuing operations	**9,080**	12,492
Diluted earnings per common share from continuing operations	**0.18**	0.27
(Loss) income from discontinued operations	**(134)**	158
Diluted earnings (loss) per common share from discontinued operations	**-**	-
Deduct: amount allocated to participating preferred stock	**-**	7
Total diluted net income applicable to common stock	**$ 8,946**	$ 12,643
Diluted earnings per common share	**$ 0.18**	$ 0.27
Weighted average common shares outstanding	**49,292,849**	46,916,535
Common stock under stock option grants average shares	**69,210**	43,184
Restricted stock (LTICP)	**11,564**	25,387
Average diluted shares	**49,373,623**	46,985,106